February 1, 2008

Filed via EDGAR

Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ms. Andri Boerman
Staff Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


         Re:   IEH Corp. File # 000-05278
               Form 10-KSB for the year ended March 30, 2007
               Filed June 28, 2007
               Form 10-QSB for the quarter ended Sept 28, 2007
               Filed November 7, 2007

Dear Mr. Webb and Ms. Boerman:

We are responding to your comments in your letter of inquiry dated January 14, 2008 to IEH Corporation (the "Company") as set forth below. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. The Company's responses are as follows:

Form 10-KSB for the Year Ended March 30, 2007
---------------------------------------------

1.       Item 6. Management's Discussion and Analysis of Financial Condition &
         ---------------------------------------------------------------------
         Results of Operations
         ---------------------

         Results of Operations
         ---------------------

         The Company in future filings will expand its narrative discussion of material changes in revenues and net income.

2.       Balance sheets
         --------------

         Please note that the Company's common stock has a par value of $0.01 per share. The par value ($1.00) reported on page 1, paragraph 8, was incorrect due to a typographical error. This error will be corrected in future filings.

3.       Note 1, Summary of Significant Accounting Policies
         --------------------------------------------------

         The Company's policy is to repair or issue a credit to a customer for returned defective products within one year from the date of shipment. The Company is compliant with both SFAS 48 and SFAS 5, because the Company's historical experience is that the loss from a return is extremely remote. Therefore, the Company does not provide for a loss contingency from the return of defective items. This reference will be expanded in future filings.


Form 10-QSB for the Quarter Ended September 28, 2007
----------------------------------------------------


4.       Note 2- Summary of Significant Accounting Policies Fair Value of
         ----------------------------------------------------------------
         Financial Instruments, Page 10
         ------------------------------

         The Company will revise and clarify these disclosures and make reference to SFAS 133 in future filings.

5.       Impairment of Long-Lived Assets
         -------------------------------

         The Company will revise and clarify our long-lived asset impairment policy disclosures and make reference to SFAS 144 in future filings.

6.       Note 14, Commitments
         --------------------

         The arrears have been accounted for and reported as a liability on the balance sheet. We believe that the referenced footnote does fully explain the satisfaction of the arrears as well as the Company's ongoing contributions.

         The original agreement with the United Auto Workers of America, Local 259 ("UAW") called for payments of principal only. Upon satisfaction of the arrears, interest would be assessed by the UAW. In the quarter ended September 28, 2007, the Company was in negotiations regarding accrued interest. The Company was informed by the UAW that the accrued interest amount would be $71,000. Accordingly, the Company accrued $71,000 as of September 28, 2007.

         Following continued discussions and negotiations between the Company and the UAW, the final accrued amount of interest agreed to by both parties was $85,000. This amount was paid during the quarter ended December 28, 2007.

         General

         The Company acknowledges that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. Staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filings or in response to the staff's comments on the Company's filings.

         Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned.


         Respectfully yours,

         IEH Corporation


         By: /s/ Robert Knoth
             ----------------
                 Robert Knoth
                 Chief Financial Officer